SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
GENERAL COMPANY OF GEOPHYSICS
(Translation of Registrant’s Name Into English)
1, rue Leon Migaux,
91341 Massy
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑   Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
SIGNATURES

MAZARS & GUERARD
Le Vinci — 4, allée de l’Arche
92075 La Défense Cedex
S.A. d’expertise comptable et de commissariat
aux comptes au capital de €5.900.000

Commissaire aux Comptes
Membre de la compagnie
régionale de Paris
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimal de €37.000

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

Compagnie Générale de Géophysique
Translation of the special purpose audit report on the preliminary IFRS financial information for the year ended December 31, 2004
Dear Shareholders,
In accordance with the terms of our engagement and as Statutory Auditors of Compagnie Générale de Géophysique (“the Company”), we have audited the accompanying consolidated preliminary IFRS balance sheet of the Company as at December 31, 2004, and the related consolidated statements of income for the year then ended (“the 2004 IFRS financial information”), which present the expected impact of the conversion to the standards adopted in the European Union (“IFRS”) for the preparation of financial information for the year ending 2005. The published 2004 IFRS financial information accompanying our special purpose audit report dated May 11, 2005 have been restated. These restatements have been described in note “Transition to IFRS” and in note 3.11.
The 2004 IFRS financial information, which is the responsibility of the Company’s Board of Directors has been prepared as part of the conversion to the IFRS standards adopted in the European Union to provide the comparative financial information expected to be included in the Company’s first complete set of IFRS financial statements for the year ending 2005 from the 2004 consolidated financial statements prepared in accordance with French generally accepted accounting principles (“the consolidated financial statements”). After performing our audit in accordance with French generally accepted auditing standards, we issued an unqualified opinion on the consolidated financial statements. Our responsibility is to express an opinion on the 2004 IFRS financial information, based on our audit.
We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the 2004 IFRS financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies used and significant estimates and judgements made by the directors in the preparation of the 2004 IFRS financial information, as well as evaluating the overall presentation of the information. We believe that our work provides a reasonable basis for our opinion.

In our opinion, the 2004 IFRS financial information has been prepared, in all material respects, in accordance with the basis set out in the notes to the 2004 IFRS financial information. The basis of preparation describes how IFRS have been applied under IFRS 1 and other international financial reporting standards adopted in the European Union, including the assumptions made by the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted when it prepares the first complete set of consolidated IFRS financial statements for the year ending December 31, 2005.
Without qualifying our opinion, we draw your attention to:
•	introduction “Transition to IFRS” to the 2004 IFRS financial information which explains why the comparative information to be disclosed in the consolidated financial statements for the period ended December 31, 2005 may differ from the information provided in the accompanying interim consolidated financial statements;

•	introduction “transition to IFRS” and notes 3.11 and 4.5 h) to the 2004 IFRS financial information which describe the reasons and the nature of the restatements of the 2004 IFRS financial information as of December 31, 2004 accompanying our special purpose audit report dated May 11, 2005 and their impacts of the profit and loss of the Company.
Moreover, we draw attention to the fact that the Company has prepared the 2004 IFRS financial information as part of its conversion to IFRS, as adopted in the European Union for the preparation of consolidated financial statements for the year ending 2005. The 2004 IFRS financial information does not constitute a complete set of consolidated IFRS financial statements and therefore does not provide a fair presentation of the Company’s financial position, results of operations and cash flows in accordance with IFRS.
Paris La Défense et Neuilly-sur-Seine, November 15, 2005
The Statutory Auditors

MAZARS & GUERARD	BARBIER FRINAULT & AUTRES ERNST & YOUNG

Philippe Castagnac	Pascal Macioce

2

This is a free translation into English of the special purpose audit report on the preliminary IFRS financial information for the year ended 2004, issued in the French language and provided solely for the convenience of English speaking readers. The auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not. This report should be read in conjunction with, and construed in accordance with French law and French generally accepted auditing standards.

COMPAGNIE GENERALE DE GEOPHYSIQUE
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
As Compagnie Générale de Géophysique S.A. (“CGG” or the “Company”) is listed in a European Union country and in accordance with CE regulation No. 1606/2002 dated July 19, 2002, the Company and its subsidiaries’ (together, the “Group”) 2005 consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by European Union.
In view of the publication of the 2005 consolidated financial statements with comparative information for 2004, and in accordance with the recommendation of the French securities regulator, the Autorité des marchés financiers (AMF) concerning disclosure of financial information during the transition period, the Group has prepared financial information for the 2004 financial year relating to IFRS transition with the expected quantifiable impact of IFRS adoption on:
•	the balance sheet at transition date, January 1, 2004, which is when the confirmed impact of transition will be recorded in shareholders’ equity in the publication of the 2005 consolidated financial statements,

•	the balance sheet as of 31 December 2004,

•	and the statement of operations for the 2004 financial year.
This information was examined by the Company’s Audit Committee at their meeting of May 11, 2005 and at November 8, 2005. It was prepared under the responsibility of the Board of Directors and was subject to audit procedures by the Company’s auditors, who issued a specific report.
Update at November 8, 2005 :
Following the confirmation of the IASB (International Accounting Standards Board) policy published on 30 September 2005 in relation to the accounting treatment under the IFRS regime of convertible bonds denominated in a foreign currency, the CGG Group is required to change the accounting treatment of its 7.75% US$85 million convertible bonds due 2012, issued on 4 November 2004.
This change in accounting treatment has an impact on the Group’s consolidated financial statements dated December 31, 2004 published under IFRS in the Form 6-K “Transition to IFRS” submitted to the SEC on May 12, 2005.
The effects of this new accounting treatment are:
- in relation to the balance sheet, the reclassification under “other current liabilities” of the component of the convertible bonds originally recorded in shareholders’ equity for an amount of €10.5 million, and the classification in each reporting period under “other current liabilities” of the present value of the share option contained in the convertible bonds,
- in relation to the profit and loss account, from one statement to the next, the recording of the variation of the present value of the share option contained in the convertible bonds.
These accounting adjustments, due solely to the application of the IASB policy as confirmed on September 30th 2005, have no effect on the Group’s operating income or cash flows.
In addition, the presentation of the income statement has been modified in order to better correspond to the one recommended by IFRS :
•	the revenues corresponding to discounting of the present value of long term trade receivables are now presented as revenues from ordinary activities

•	cost of net financial debt was separated into two lines “Expenses related to financial debt” and “Income provided by cash and cash equivalents” within income statement.
IFRS differs in certain significant respects from our financial statements prepared in accordance with accounting principles generally accepted in France (“French GAAP”), including our financial statements as of and for the years ended December 31, 2004, 2003 and 2002 included in our annual report on Form 20-F filed with the SEC on April 18, 2005, as amended on September 19, 2005 and October 31, 2005. Our financial statements prepared in accordance with IFRS as endorsed by the EU are not comparable to our financial statements prepared in accordance with French GAAP.
Additionally, IFRS is currently being applied in France and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in our first IFRS financial statements cannot be determined with certainty and may be subject to change.

COMPAGNIE GENERALE DE GEOPHYSIQUE
For all these reasons, it is possible that the audited opening balance sheet would not be the opening balance sheet from which consolidated financial statements for the year ended at December 31, 2005 would actually be prepared.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1	PRINCIPLES AND OPTIONS APPLIED BY THE GROUP FOR THE PREPARATION OF THE FIRST CONSOLIDATED FINANCIAL STATEMENTS IN IFRS
The Group has based the preparation of the above-mentioned 2004 financial information quantifying the impact of IFRS transition on those IFRS standards and interpretations, which it considers should be applied in the preparation of its comparative consolidated financial statements as of December 31, 2005. The 2004 financial information, as detailed in the notes to this document, results from:
•	IAS/IFRS and related interpretations whose application will be compulsory at 31 December 2005, based on current information;

•	IAS/IFRS and related interpretations whose application will be compulsory after 31 December 2005 and for which the Group has opted for earlier application, as authorized under IFRS first application;

•	the outcome expected at this point in time of the technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable in the publication of its 2005 IFRS consolidated financial statements;

•	the options and exemptions that the Group expects to apply for the preparation of the first 2005 IFRS consolidated financial statements.
The Group, according to general dispositions of IFRS 1 — First-time adoption of International Financial Reporting Standards, has opted to apply the following options and exemptions as follows:
•	Business combinations (IFRS 3): the Group has opted not to restate business combinations that occurred before January 1, 2004,

•	Measurement of certain items of property, plant and equipment at fair value (IAS16): the Group has opted not to reassess property, plant and equipment and intangible assets at fair value. Property, plant and equipment are maintained at historical cost,

•	Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet,

•	Cumulative translation adjustments: the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves,

•	Financial instruments: IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE
2	IFRS CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS
IFRS BALANCE SHEET

(in millions of euros)	2004
ASSETS	January 1	December 31

Cash and cash equivalents	96.4	130.6
Trade accounts and notes receivable	170.1	204.8
Inventories and work-in-progress	62.4	81.4
Income tax assets	3.6	4.0
Other current assets	53.4	48.7
Total current assets	385.9	469.5

Deferred tax assets	20.0	31.5
Investments and other financial assets	43.3	12.5
Investments in companies under equity method	26.9	30.8
Property, plant and equipment, net	215.9	204.1
Goodwill and intangible assets, net	217.2	225.2
Total non-current assets	523.3	504.1

TOTAL ASSETS	909.2	973.6

LIABILITIES

Bank overdrafts	3.2	2.8
Current portion of financial debt	24.6	73.1
Trade accounts and notes payable	78.8	98.3
Accrued payroll costs	47.5	47.6
Income tax payable	16.9	24.0
Advance billings to customers	16.9	13.2
Provisions — current portion	20.1	14.2
Other current liabilities	21.3	22.8
Total current liabilities	229.3	296.0

Deferred tax liabilities	18.8	26.7
Provisions — non-current portion	12.7	16.0
Financial debt	202.1	176.5
Derivative on convertible bonds	—	33.9
Other non-current liabilities	18.3	19.8
Total non-current liabilities	251.9	272.9

Common stock	23.4	23.4
Additional paid-in-capital	292.7	173.4
Retained earnings	94.7	214.5
Treasury shares	(0.8)	1.8
Net income — attributable to shareholders	—	(4.0)
Income and expenses recognized directly in equity	9.2	3.7
Cumulative translation adjustment	—	(17.2)
Total shareholders’ equity	419.2	395.6
Minority interests	8.8	9.1
Total shareholders’ equity and minority interests	428.0	404.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	909.2	973.6

COMPAGNIE GENERALE DE GEOPHYSIQUE
IFRS CONSOLIDATED STATEMENT OF OPERATIONS

2004
December
31
(in millions of euros)

Operating revenues	692.7
Other income from ordinary activities	0.4
Total income from ordinary activities	693.1

Cost of operations	(556.7)

Gross profit	136.4

Research and development expenses, net	(28.8)
Selling, general and administrative expenses, net	(78.6)
Other revenues (expenses), net	19.3

Operating income	48.3

Expenses related to financial debt	(30.0)
Income provided by cash and cash equivalents	2.2

Cost of net financial debt, net	(27.8)

Variance on derivative on convertible bonds	(23.5)
Other financial incomes (expenses), net	0.8

Income before income taxes	(2.2)

Income taxes	(11.1)

Income (loss) from consolidated companies	(13.3)

Equity in income of affiliates	10.3

Net income	(3.0)

Attributable to :
— Shareholders	(4.0)
— Minority interests	1.0

COMPAGNIE GENERALE DE GEOPHYSIQUE
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As Compagnie Générale de Géophysique S.A. (“CGG”) is listed in a European Union country and in accordance with CE regulation No.1606/2002 dated July 19, 2002, the Company and its subsidiaries’ (together, the “Group”) 2005 consolidated financial statements will be prepared in accordance with the IFRS (International Financial Reporting Standards) framework as endorsed by European Union.
Since January 1, 1999, the consolidated financial statements of the Group were prepared, in accordance with French accounting principles in compliance with the regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by the decree dated June 22, 1999.
The IFRS 1 regulations governing first-time adoption of IFRS have been followed by the Group as a first-time adopter of the standards as described above. Reconciliation statements for 2004 consolidated statement of operations and equity as of January 1, 2004 and December 31, 2004 using the IFRS accounting standards and the previous French GAAP standards are contained in this document.
3.1	Basis of consolidation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries.
Investments in which the Group’s ownership interest ranges from 20% to 50% and the Group exercises significant influence over operating and financial policies are accounted for using the equity method. Certain investments where the Group’s ownership is below 20% may be accounted for using the equity method when significant influence (Board membership or equivalent) of the business is exercised.
All inter-company transactions and accounts are eliminated in consolidation.
Consolidated financial statements are reported in euros.
3.2	Foreign currency
The accounts of all the Group’s foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the accounts of subsidiaries operating in Norway, in Indonesia and Venezuela. In those cases, the functional currency is the U.S. dollar, the currency in which these subsidiaries primarily conduct their business.
Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.
When translating the foreign currency financial statements of foreign subsidiaries to euro, year-end exchange rates are applied to asset and liability accounts, while average annual exchange rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.
With respect to foreign affiliates accounted for using the equity method, the effects of exchange rate changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.
3.3	Business combinations
Business combinations after January 1, 2004 are accounted for in accordance with the IFRS. Assets and liabilities acquired are recognized at their fair value at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the acquisition cost is recognized as a goodwill and allocated to the cash generating units.

COMPAGNIE GENERALE DE GEOPHYSIQUE
3.4	Revenues
We recognize revenues from the sales of goods, including hardware and software, in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. We recognize revenue from services rendered in the income statement in proportion to the stage of completion of the transaction at the closing date.
3.4.1	Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“After-sales”).
Pre-commitments — Generally we obtain pre-commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing.
We recognize pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
After-sales — Generally we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
After-sales volume agreements — We enter into a customer arrangement in which the Company agrees to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specified blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.
3.4.2	Exclusive surveys
In exclusive surveys, we perform seismic services for a specific customer. We recognize proprietary/contract revenue as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenue based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met
3.4.3	Other geophysical services
Revenue from the Company’s other geophysical services is recognized as the services are performed.
3.4.4	Equipment sales
Revenues on equipment sales are recognized upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.

COMPAGNIE GENERALE DE GEOPHYSIQUE
3.4.5	Software and hardware sales
Revenues from the sale of software and hardware products are recognized following acceptance of the product by the customer at which time the Group has no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
Revenue is recognized when all of the following criteria are met:
•	the contract is signed;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.
If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post contract customer support such as maintenance or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting deliverable.
Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
3.5	Cost of net financial debt
Cost of financial debt includes expenses related to financial debt, composed of bonds, debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.
3.6	Intangible and tangible assets
In accordance with IAS 16 « Property, Plant and equipment » and with IAS 38 « Intangible Assets » only items whose cost can be reliably measured and of which the future economic benefits are likely to flow to the Group are liable for recognition in the consolidated financial statements.
In accordance with IAS 36 “Impairment of assets”, the carrying amounts of the Group’s assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Factors considered important by the Group that could trigger an impairment review include the following:
•	significant underperformance relative to expected operating results based upon historical and/or projected data,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.
For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.
An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

COMPAGNIE GENERALE DE GEOPHYSIQUE
The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
3.6.1	Goodwill
Upon transition to IFRS, goodwill will no longer be amortized in accordance with IFRS 3 «Business combinations». Before January 1, 2004, goodwill was amortized using the straight-line method over 5 years for software and technology activities and from 10 to 20 years depending on the other type of businesses acquired.
All goodwill is tested for impairment at least annually. The impairment test methodology is based on a comparison between the recoverable amount of each cash generating units with their net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows and the discount rate used is the Company’s weighted average cost of capital.
3.6.2	Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. The Company reviews the library for potential impairment of our independent surveys on an ongoing basis.
We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
In this respect, we use three different sets of parameters depending on the area or type of surveys considered:
•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

•	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.
3.6.3	Development costs
In accordance with IAS 38 “Intangible assets”, expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.
Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products;.
We amortized development costs over 5 years.

COMPAGNIE GENERALE DE GEOPHYSIQUE
The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred.
Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.
3.6.4	Tangible assets
Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

•	equipments and tools:	3 to 5 years

•	vehicles:	3 to 5 years

•	seismic vessels:	12 to 30 years

•	buildings for industrial use:	20 years

•	buildings for administrative and commercial use:	20 to 40 years
Depreciation expense is determined using the straight-line method.
Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to the Group or tenant are capitalized.
Residual value, if considered to be significant, is included when calculating the depreciable amount. Tangible assets are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.
3.7	Investments and other financial assets
In accordance with IAS 39 “Financial instruments”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price at balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. Fair value variations are accounted for directly in shareholders’ equity.
Where there is objective evidence of impairment of a financial asset (for instance in case of significant and prolonged decline of the value of the asset) an irreversible impairment provision is recorded. This provision can only be released upon the sale of the relevant financial asset.
Non-consolidated securities and other financial assets are examined at each balance sheet date to detect any objective evidence of impairment. Where this is the case, an impairment loss is recorded.
3.8	Treasury shares
Treasury shares are valued at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included under shareholders’ equity and have no impact on the income statement.
3.9	Inventories
Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.
The cost of inventories is calculated on a weighted average price basis for our Products segment and calculated on the first-in first-out principle for our Services segment.
3.10	Pension and other post-employment benefits
•	Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.
•	Defined benefit plans
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior

COMPAGNIE GENERALE DE GEOPHYSIQUE
periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by using the projected unit credit method.
When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.
Actuarial gains and losses that arise subsequent to 1 January 2004 are recorded directly in equity.
3.11	Convertible bonds
As the $85 million 7.75% subordinated bonds due 2012 are convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives have been booked to the consolidated income statement. The fair value of the embedded derivative has been determined using a binomial model. As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of €10.5 million.
The fair value of the debt has not changed significantly as of September 30, 2005 from the time it was issued in November 2004. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. This debt discount is amortized to interest expense until maturity of the convertible bonds.
3.12	Financial instruments
We use derivative financial instruments to hedge our exposure to foreign exchange (principally U.S. dollar) from operational, financing and investment activities. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.
Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustments”.
Derivative financial instruments are stated at fair value. The gain or loss on reassessment to fair value is recognized immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss is as follows (Cash flow hedges):
•	changes in the fair value of the effective hedged amount are accounted for in shareholders’ equity. The ineffective portion is recorded in “Other financial income (loss)”,

•	changes in the fair value of derivatives eligible to fair value hedge accounting are recorded in “Other operating income (loss)”, where they offset the changes in the fair value of the hedged assets, liabilities and firm commitments.

3.13	Stock-options
In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the grant date and is recognized in personnel costs on a straight-line basis over the vesting period between the grant date and the date at the end of the vesting period. Stock option fair value is calculated using the Black- Scholes model.

COMPAGNIE GENERALE DE GEOPHYSIQUE
4	RECONCILIATION FROM FRENCH ACCOUNTING PRINCIPLES TO IFRS

4.1	Reconciliation of shareholders’ equity at January 1, 2004 and at December 31, 2004

(in million of euros)	Shareholders’ equity
					Income and				Total
					expense				shareholders’
	Balance at			Movements	recognized	Cumulative	Balance at		equity and
	January 1,		Movements in	in treasury	directly	translation	December 31,	Minority	minority
	2004	Net income	stock-options	shares	in equity	adjustment	2004	interest	interest

Total under French accounting principles	396.6	11.1		0.6		(12.6)	395.7	9.1	404.8

(a) Tangible assets (IAS 16)	7.2	(0.1)					7.1		7.1
(b) Employee benefits (IAS 19)	0.7	(0.4)				(0.1)	0.2		0.2
(c) Currency translation (IAS 21)	—	4.0				(4.0)	—		—
(d) Treasury shares (IAS 32)	(0.8)	(1.4)		2.0			(0.2)		(0.2)
(e) Goodwill amortization (IAS 36)	—	6.2				(0.4)	5.8		5.8
(f) Development costs (IAS 38)	3.2	4.4				(0.1)	7.5		7.5
(g) Financial instruments (IAS 39)	12.8	(2.0)			(5.5)		5.3		5.3
(h) Financial debt (IAS 39)	0.3	(0.4)					(0.1)		(0.1)
(h) Convertible bonds derivative (IAS 39)	—	(23.5)					(23.5)		(23.5)
(i) Stock-options (IFRS 2)	—	(0.5)	0.5				—		—

Impact of IFRS restatements before deferred tax and minority interests	420.0	(2.6)	0.5	2.6	(5.5)	(17.2)	397.8	9.1	406.9

Impact of deferred tax	(0.8)	(1.4)					(2.2)		(2.2)

Total under IFRS	419.2	(4.0)	0.5	2.6	(5.5)	(17.2)	395.6	9.1	404.7

Information about IFRS restatements is disclosed in paragraph 4.5, “Main IFRS restatements”.

COMPAGNIE GENERALE DE GEOPHYSIQUE
4.2	Reconciliation of balance sheet at January 1, 2004

(in millions of euros)	French
	Accounting
ASSETS	Principles	Ref.	Reclassifications	Ref.		Restatements	IFRS

Cash and cash equivalents	96.4						96.4
Trade accounts and notes receivable	165.5	(j)	4.6				170.1
Inventories and work-in-progress	64.0		(1.6)				62.4
Income tax assets	—	(k)	3.6				3.6
Other current assets	57.9	(h)(k)	(12.2)	(g	)	7.7	53.4
Total current assets	383.8		(5.6)			7.7	385.9

Deferred tax assets	—	(k)	20.0				20.0
Investments and other financial assets	41.5	(j)(k)(l)	(2.5)	(g	)	4.3	43.3
Investments in companies under equity method	33.0	(l)	(6.1)				26.9
Property, plant and equipment, net	216.0	(m)	(7.3)	(a	)	7.2	215.9
Goodwill and intangible assets, net	205.1	(m)	8.9	(f	)	3.2	217.2
Total non-current assets	495.6		13.0			14.7	523.3

TOTAL ASSETS	879.4		7.4			22.4	909.2

LIABILITIES

Bank overdrafts	3.2		—				3.2
Current portion of financial debt	24.6		—				24.6
Trade accounts and notes payable	78.6		0.2				78.8
Accrued payroll costs	47.7		(0.4)	(b	)	0.2	47.5
Income tax payable	18.3		(1.4)				16.9
Advance billings to customers	16.9		—				16.9
Provisions — current portion	—	(n)	20.1				20.1
Other current liabilities	44.8	(n)	(23.5)				21.3
Total current liabilities	234.1		(5.0)			0.2	229.3

Deferred tax liabilities	—	(k)	18.0			0.8	18.8
Provisions — non-current portion	—	(n)	13.6	(b	)	(0.9)	12.7
Financial debt	207.8	(h)	(5.4)	(h	)	(0.3)	202.1
Other non-current liabilities	32.1	(k)(n)	(13.8)				18.3
Total non-current liabilities	239.9		12.4			(0.4)	251.9

Common stock	23.4		—				23.4
Additional paid-in-capital	292.7		—				292.7
Retained earnings	132.1	(c)	(51.6)			14.2	94.7
Treasury shares	—		—	(d	)	(0.8)	(0.8)
Income and expenses recognized directly in equity	—		—	(g	)	9.2	9.2
Cumulative translation adjustment	(51.6)	(c)	51.6				—
Total shareholders’ equity	396.6		—			22.6	419.2
Minority interests	8.8		—			—	8.8
Total shareholders’ equity and minority interests	405.4		—			22.6	428.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	879.4		7.4			22.4	909.2

Information about IFRS restatements is disclosed in paragraph 4.5, “Main IFRS restatements”.
Information about IFRS reclassifications is disclosed in paragraph 4.6, “Main IFRS reclassifications”.

COMPAGNIE GENERALE DE GEOPHYSIQUE
4.3	Reconciliation of net income for the year ended at December 31, 2004

	French
	Accounting
(in million of euros)	Principles	Ref.		Reclassifications	Ref.	Restatements	IFRS

Operating revenues	692.7						692.7
Other revenues of ordinary activities		(p	)	0.4		—	0.4
Total revenues of ordinary activities	692.7			0.4		—	693.1
Cost of operations	(556.0)				(b)(f)	(0.7)	(556.7)
Gross profit	136.7			0.4		(0.7)	136.4

Research and development expenses, net	(33.5)				(f)	4.7	(28.8)
Selling, general and administrative expenses, net	(79.5)	(h	)	1.5	(a)(i)	(0.6)	(78.6)
Other revenues (expenses), net	12.0	(h	)	4.3	(d)(g)	3.0	19.3
Operating income	35.7			6.2		6.4	48.3
Expenses related to financial debt		(h	)	(29.6)	(h)	(0.4)	(30.0)
Income provided by cash and cash equivalents		(h	)	2.2			2.2
Cost of net financial debt		(h	)	(27.4)	(h)	(0.4)	(27.8)
Variance on derivative on convertible bonds					(h)	(23.5)	(23.5)
Other financial incomes (expenses), net		(o	)	3.2	(c)(g)	(2.4)	0.8
Financial incomes (expenses), net	(22.4)	(p	)	22.4			—
Exchange gains (losses), net	4.4	(o	)	(4.4)			—
Income before income taxes	17.7			—		(19.9)	(2.2)

Income taxes	(9.7)					(1.4)	(11.1)
Income (loss) from consolidated companies	8.0			—		(21.3)	(13.3)

Equity in income of affiliates	10.3						10.3
Goodwill amortization	(6.2)				(e)	6.2	—
Net income	12.1			—		(15.1)	(3.0)

Attributable to:
— Shareholders	11.1			—		(15.1)	(4.0)
— Minority interests	1.0			—		—	1.0

Information about IFRS restatements is disclosed in paragraph 4.5, “Main IFRS restatements”.
Information about IFRS reclassifications is disclosed in paragraph 4.6, “Main IFRS reclassifications”.

COMPAGNIE GENERALE DE GEOPHYSIQUE
4.4 Reconciliation of balance sheet at December 31, 2004

(in millions of euros)	French
	Accounting
ASSETS	Principles	Ref.	Reclassifications	Ref.	Restatements	IFRS

Cash and cash equivalents	130.8			(d)	(0.2)	130.6
Trade accounts and notes receivable	191.7	(j)	13.1			204.8
Inventories and work-in-progress	81.4		—			81.4
Income tax assets	—	(k)	4.0			4.0
Other current assets	58.3	(k)(h)	(14.9)	(g)	5.3	48.7
Total current assets	462.2		2.2		5.1	469.5
Deferred tax assets	—	(k)	31.5			31.5
Investments and other financial assets	31.9	(j)(k)(l)	(19.4)			12.5
Investments in companies under equity method	36.6	(l)	(5.8)			30.8
Property, plant and equipment, net	204.5	(m)	(7.5)	(a)	7.1	204.1
Goodwill and intangible assets, net	204.4	(m)	7.5	(e)(f)	13.3	225.2
Total non-current assets	477.4		6.3		20.4	504.1

TOTAL ASSETS	939.6		8.5		25.5	973.6

LIABILITIES
Bank overdrafts	2.8		—			2.8
Current portion of financial debt	73.1		—			73.1
Trade accounts and notes payable	97.8		0.5			98.3
Accrued payroll costs	47.8		(0.2)			47.6
Income tax payable	24.9		(0.9)			24.0
Advance billings to customers	13.2		—			13.2
Provisions — current portion	—	(n)	14.2			14.2
Other current liabilities	41.0	(n)	(18.2)			22.8
Total current liabilities	300.6		(4.6)			296.0
Deferred tax liabilities	—	(k)	24.5		2.2	26.7
Provisions — non-current portion	—	(n)	16.2	(b)	(0.2)	16.0
Financial debt	194.1	(h)	(7.3)	(h)	(10.3)	176.5
Derivative on convertible bonds				(h)	33.9	33.9
Other non-current liabilities	40.1	(k)(n)	(20.3)			19.8
Total non-current liabilities	234.2		13.1		25.6	272.9
Common stock	23.4		—			23.4
Additional paid-in-capital	173.4		—			173.4
Retained earnings	252.0	(c)	(52.2)		14.7	214.5
Treasury shares	—		0.6	(d)	1.2	1.8
Net income — attributable to shareholders	11.1		—		(15.1)	(4.0)
Income and expenses recognized directly in equity	—		—	(g)	3.7	3.7
Cumulative translation adjustment	(64.2)	(c)	51.6	(c)	(4.6)	(17.2)
Total shareholders’ equity	395.7		—		(0.1)	395.6
Minority interests	9.1		—		—	9.1
Total shareholders’ equity and minority interests	404.8		—		(0.1)	404.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	939.6		8.5		25.5	973.6

Information about IFRS restatements is disclosed in paragraph 4.5, “Main IFRS restatements”.
Information about IFRS reclassifications is disclosed in paragraph 4.6, “Main IFRS reclassifications”.

COMPAGNIE GENERALE DE GEOPHYSIQUE
4.5	Main IFRS restatements
(a) Tangible assets (IAS 16)
Distinct components of a tangible asset are accounted for separately when its estimated useful life are materially different. We identified some components on certain constructions and the corresponding amortization was restated according to its specific useful life and its residual value in “Property, plan and equipment” at January 1, 2004, with a positive impact of €7.2 millions on shareholders’ equity, as well as the depreciation expense for the year ended at December 31, 2004, with a negative impact of €0.1 millions in the income statement.
(b) Employee benefits (IAS 19)
Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 were recognized in shareholders’ equity in the opening balance sheet, with a positive impact of €0.7 million on shareholders’ equity, and the corresponding amortization of actuarial gains and losses for the year ending at December 31, 2004 was cancelled, with a negative impact of €0.4 millions in the income statement.
(c) Currency translation (IAS 21)
The accumulated total of translation adjustments at January 1, 2004 were reversed against consolidated reserves, with no impact on shareholders’ equity. As a consequence, the loss related to the liquidation of Kantwell, corresponding to the cumulative currency translation adjustment of Kantwell at January 1, 2004 was cancelled in the income statement of the twelve-months period ending at December 31, 2004, with a positive impact of €4.0 as Other financial incomes (expenses) in the income statement.
(d) Treasury shares (IAS 32)
Treasury shares valued at their cost price were presented as a reduction of shareholders’ equity, with a negative impact of €0.8 millions at January 1, 2004. Gains from the sale of such securities recognized in the income statement under French accounting principles for the year ended at December 31, 2004 were cancelled and recognized under shareholders’ equity, with a negative impact of €1.4 millions in the income statement.
(e) Goodwill amortization (IAS 36)
Upon transition to IFRS, goodwill will no longer be amortized starting January 1, 2004. As a consequence the goodwill amortization expense for the twelve-months period ending at December 31, 2004 was reversed, with a positive impact of €5.0 millions net of deferred tax in the income statement.
(f) Development costs (IAS 38)
As a consequence of the implementation of new rules of IAS 38 (Intangible assets) for capitalization of development costs with the retrospective method, development costs previously recognized as expenses under French accounting principles were capitalized as Intangible assets on January 1, 2004 with a positive impact of €2.4 millions on shareholders’ equity. For the year ending at December 31, 2004, development costs previously recognized as Research and development expenses under French accounting principles and complying requirements for capitalization amounted to €4.7 millions and were capitalized. A depreciation expense for capitalized development costs, amounting to €0.3 millions was recognized as Cost of operations over the year ended at December 31, 2004. The total impact of those adjustments, net of deferred tax was a positive impact of €4.2 millions in the income statement for the year ended at December 31, 2004.
We implemented information systems to identify development costs that should be capitalized. Nevertheless, it was not possible to have a fully retrospective application of standard IAS 38, due to a lack of measurable information.
(g) Financial instruments (IAS 39)
IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.
As a consequence, PGS investment was reassessed at its fair value at January 1, 2004 in Investments and other financial assets, with a positive impact on shareholders’ equity of €4.3 millions. PGS was sold during the twelve months period ending December 31, 2004 and the €4.3 millions restatement was reversed directly in equity.
Financial hedging instruments (forward exchange contracts) were reassessed at its fair value at January 1, 2004 in Other current assets, with a positive impact of €8.5 millions euros, including €4.9 millions unrealized gains recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge,

COMPAGNIE GENERALE DE GEOPHYSIQUE
and €3.6 millions unrealized gains recognized in retained earnings for those financial instruments that did not qualify for hedge accounting. The total impact on shareholders’ equity was €8.5 millions euros at January 1, 2004.
At December 31, 2004, financial hedging instruments (forward exchange contracts) were reassessed at its fair value for a total amount of €5.3 millions euros in Other current assets. Thus, the negative variance of the fair value of financial hedging instruments for the twelve months period ending at December 31, 2004 amounted to €3.8 millions, including a negative impact of €1.2 millions recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and a negative impact of €2.6 millions recognized as Other financial incomes (expenses) in the income statement for those financial instruments that did not qualify for hedge accounting.
Furthermore, the impact of forward exchange contracts that qualified for hedge accounting and that related to revenues recognized of the year ended at December 31, 2004 was reclassified from Other financial incomes (expenses) to Other revenues in Operating income, for a total amount of €4.4 millions.
(h) Financial debt (IAS 32 & IAS 39)
Implementing IFRS (IAS 38) led us to reclassify issuance costs related to financial debt, previously presented as Other current assets, as a decrease in financial debt of €5.4 million at January 1, 2004 and of €7.3 million at December 31, 2004. For the year ended December 31, 2004, the amortization of issuance costs, calculated according to the straight-forward method, as well as the premium related to the redemption of bonds were reclassified as Cost of financial debt for a total amount of €5.8 million, previously recognized as Sales, General and Administrative expenses for €1.5 million and as Other expenses for €4.3 million. In addition, the amortization of issuance costs was reassessed according to the effective interest rate method over the lifetime of the debt with a negative impact on Cost of financial debt of €0.4 million in the income statement for the year ended at December 31, 2004
The $85 million 7.75% convertible bonds due 2012 issued by CGG on November 4, 2004 (described in our Annual Report on Form 20F for the year ended December 31, 2004) were previously wholly accounted for as financial debt under French GAAP. Under IFRS, as the convertible bonds are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within long-term liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives have been booked to the consolidated income statement. As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of €10.5 million.
The fair value of the debt had not changed significantly as of December 31, 2004 from the time it was issued in November 2004. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. This debt discount is amortized to interest expense until maturity of the convertible bonds.
The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, principally as a result of an increase in the CGG share price. This resulted in aggregate expense of €23.5 million on the year ended December 31, 2004, reflected in “Other financial expense”. The main assumptions used for the year-end valuation are an implicit volatility of 25%, a cost of share borrowing of 3% and a credit-risk premium of 4.5% at December 31, 2004.
(i) Stock-options (IFRS 2)
Fair value of stock-options granted since November 7, 2002, previously not recognized under French accounting principles, was recognized under IFRS with a negative impact in the income statement of €0.5 millions for the year ended at December 31, 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE
4.6	Main IFRS reclassifications

4.6.1	Balance sheet
(j) Long-term portion of trade accounts receivables
Long-term portion of trade accounts receivables previously presented as Long-term receivables under French accounting principles was presented as Trade accounts receivables under IFRS.
(k) Income tax and deferred tax
Income tax assets previously presented under Other current assets and income tax liabilities previously presented under Other current liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet. Deferred tax assets previously presented under Other current assets or Long-term receivables and deferred tax liabilities previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.
(l) Advances to companies accounted for under equity method
Advances to companies accounted for under equity method previously presented as Investments in and advances to companies under the equity method under French accounting principles were presented as Investments and other financial assets under IFRS.
(m) Computer software
Computer software previously presented as Property, plant and equipment under French accounting principles was presented as Intangible assets under IFRS.
(n) Provisions
Provisions previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.
4.6.2	Profit and loss
(o) Exchange gains and losses
Exchange gains and losses previously presented as a separate caption under French accounting principles were presented as Other financial income (expenses) under IFRS.
(p) Other revenues of ordinary activities
Discounting on present value of long-term receivables previously presented as “Other financial income (expenses”) under French accounting principles are presented as “Other revenues from ordinary activities” under IFRS.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Date : November 15, 2005	By:	/s/ Stephane-Paul Frydman
Group Controller, Treasurer
and Deputy Chief Financial Officer